UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                             Arista Investors Corp.
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                                (Name of Issuer)


                              Class A Common Stock
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                         (Title of Class of Securities)


                                   040408106
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                                 (CUSIP Number)


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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G
CUSIP No. 040408106
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1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Bernard Kooper
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2     Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                         b.  |_|
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3     SEC Use Only

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4     Citizenship or Place of Organization

      United States
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                  5     Sole Voting Power
  Number of
   Shares               572,600
Beneficially            --------------------------------------------------------
  Owned By        6     Shared Voting Power
    Each
  Reporting             0
   Person               --------------------------------------------------------
    With          7     Sole Dispositive Power

                        572,600
                        --------------------------------------------------------
                  8     Shared Dispositive Power

                        0
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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      572,600
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10    Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* |_|


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11    Percent of Class Represented By Amount in Row (9)

      22.2%
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12    Type of Reporting Person*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This statement, dated February 14, 1997 constitutes Amendment No.1 to the
Schedule 13G, dated February January 30, 1989, regarding the reporting person's ownership of the Class A common stock of Arista Investors Corp., par value $0.01 per share (the "Class A Common Stock").

      The Schedule 13G is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 1 to the Schedule is filed in accordance with Rule 13d-2 of the Securities and Exchange Act of 1934, as amended, (the "Act"). The entire text of the Schedule is restated in its entirety pursuant to Rule 13d-2(c) of the Act.

Item 1(a)  Name of Issuer:

                  Arista Investors Corp.

Item 1(b)  Address of Issuer's Principal Executive Offices:

                  116 John Street, New York, New York 10038

Item 2(a)  Name of Person Filing:

                  Bernard Kooper

Item 2(b)  Address of Principal Business Office, or, if none, Residence

                  116 John Street, New York, New York 10038

Item 2(c)  Citizenship:

                  United States

Item 2(d)  Title of Class of Securities:

                  Class A Common Stock

Item 2(e)  CUSIP Number:

                  040408106

Item 3.    Not Applicable

Item 4.    Ownership

      (a)  Amount beneficially owned:  572,600(1)

      (b)  Percent of Class:    22.2%

      (c)  Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 572,600(1)

            (ii)  shared power to vote or to direct the vote: 0

            (iii) sole power to dispose or to direct the disposition: 572,600(1)

            (iv)  shared power to dispose or direct the disposition: 0



Item 5.    Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.    Not Applicable

Item 7.    Not Applicable

Item 8.    Not Applicable

Item 9.    Not Applicable

Item 10.   Not Applicable

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      (1) Includes 47,400 shares of Class B Common Stock owned by Mr. Kooper, representing all of the issued and outstanding shares of Class B Common Stock of the Company, 30,400 shares of Class A Common Stock owned by Arlyne Kooper, wife of Bernard Kooper and 365,000 shares of Class A Common Stock acquired by Mr. Kooper on June 14, 1996 upon exercise of a warrant held by Mr. Kooper.

      On June 14, 1996, Mr. Kooper granted the Company an option to acquire all of his shares of Class B Common Stock at any time before June 14, 2001. Upon exercise of the option, the Company must deliver to Mr. Kooper either 47,400 shares of Class A Common Stock or the fair market value of such shares.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 14, 1997
                                             ------------------------
                                             Date


                                             s/ Bernard Kooper
                                             ------------------------
                                             Signature


                                             Bernard Kooper
                                             ------------------------
                                             Name/Title

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)